SEC

17008466

SEC Mail Processing Section
MAR - 1 2017
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Fehr (407) 333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name – *if individual, state last, first, middle name*)

2001 N. Main Street, Suite 360	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Fehr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen J. Fehr

Signature

FINANCIAL + OPERATIONS PRINCIPAL

Title

Colleen J Montelongo

Notary Public

COLLEEN J MONTELONGO
Notary Public - State of Florida
Commission # FF 188378
My Comm. Expires May 1, 2019
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT GROUP SECURITIES, INC.

CONTENTS

BPM

2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone (925) 296-1040 **Fax** (925) 296-1099 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Newport Group Securities, Inc.
Heathrow, Florida

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

BPM LLP

Walnut Creek, California
February 28, 2017

NEWPORT GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$ 6,775,588
Receivables, net	3,920,338
Prepaid expenses and other assets	122,273
Deferred tax asset, net	69,293
Total assets	$ 10,887,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued commissions	$ 1,515,270
Due to related party	2,243,035
Other liabilities	300,569
Total liabilities	4,058,874
Commitments and contingencies (Note 6)	
Stockholder's equity:	
Common stock, $1.00 par value; 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,145,230
Retained earnings	5,683,288
Total stockholder's equity	6,828,618
Total liabilities and stockholder's equity	$ 10,887,492

The accompanying notes are an integral
part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Newport Group Securities, Inc. ("NGS"), a Florida corporation and a wholly owned subsidiary of Newport Group Holdings I, Inc. ("NGH"), is a limited broker/dealer and registered investment advisor. NGS is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NGS operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i) thereof. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, NGS provides advice on similar investment strategies. Newport Group Securities, Inc.'s target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. Newport Group Securities, Inc.'s marketing and sales activities are conducted on a nation-wide basis.

Clark Securities, Inc. ("Clark"), a California corporation and a wholly owned subsidiary of Newport Group Holdings I, Inc., is engaged in a single line of business as a securities broker-dealer focusing on the renewal of variable life insurance, mutual funds, and variable annuity contracts principally to large U.S. corporations. The Company is a broker-dealer registered with the SEC and is a member of FINRA.

On September 12, 2016, the Board of Directors of NGS and Clark approved a plan of merger whereby Clark was merged with and into NGS on December 31, 2016 with NGS being the surviving entity. Each share of Clark's common stock, no par value, issued and outstanding were cancelled without any payment or any considerations. The combined entity of NGS and Clark retained its surviving entity name, Newport Group Securities, Inc. (collectively, the "Company").

For financial reporting purposes, the merger constituted a transfer of assets between entities under common control and was accounted for in a manner similar to the pooling of interests method of accounting. Under this method, the net assets of CSI were transferred to the Company effective January 1, 2016 at their carrying value and no adjustment for fair value was required. The net assets transferred from CSI totaled $3,326,248. The statement of income includes the results of CSI for the entire year as if the merger was effective January 1, 2016.

A summary of the Company's significant accounting policies follows:

Cash

Cash includes interest-earning deposits, and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Continued

1. Nature of Business and Summary of Significant Accounting Policies, continued

Receivables, net

Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $343,962 of unbilled receivables as of December 31, 2016. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2016, in the opinion of management, an allowance for doubtful accounts of $183,778 was deemed necessary.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax asset and liabilities are individually classified as current and non-current based on their characteristics.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard becomes effective for the Company for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods after December 15, 2019. Early application is allowed for annual periods beginning after December 15, 2016. The Company is currently evaluating the effect that the provisions of ASU 2014-09 will have on the Company's financial statements.

Continued

2. Other Liabilities

Other liabilities consisted of the following as of December 31, 2016:

Deferred revenue	$	99,760
Accrued mutual fund expense		70,986
Accrued investment consulting expense		33,952
Other		95,871
Total	$	300,569

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $3,133,798, which was $2,863,206 in excess of its required net capital of $270,592. At December 31, 2016, the ratio of aggregate indebtedness to net capital was 1.30 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with The Newport Group, Inc. ("TNG"), a sister company. Under the expense sharing arrangement, TNG permits the Company to market and distribute its products and services from TNG's facilities used in conjunction with TNG's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. TNG will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by TNG and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. As of December 31, 2016, $177,837 was due to TNG related to the cost sharing agreement.

As of December 31, 2016, the Company owed $2,069,921 to its parent company, NGH for federal and state income taxes for the year ended December 31, 2016. The Company converted from an "S" corporation to a "C" corporation, effective with its acquisition by NGH on December 1, 2014.

As of December 31, 2016, $4,723 was due from Newport Group Inc. ("NGI") for client service fees collected by the NGI on behalf of the Company as the result of clients remitting payments to the incorrect lockbox. NGI is a sister company to the Company.

Continued

5. Income Taxes

The components of the net deferred tax asset included in the statement of financial condition as of December 31, 2016 were as follows:

Deferred tax assets:	
Provision for allowance for doubtful accounts	$ 69,293
Total deferred tax assets	69,293
Deferred tax liabilities:	
Unrealized gain on investment	-
Total deferred tax liabilities	-
Deferred income taxes, net	$ 69,293

The Company files federal and state income tax returns on a consolidated basis with NGH where applicable. As such, the Company's tax provision, and related payable, as of and for the year ended December 31, 2016 was prepared using the separate-return method. The Company pays to or receives from NGH amounts equivalent to income tax charges or credits. Deferred income taxes are established based upon temporary differences within the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions that may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statement.

With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2013.

6. Commitments and Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

Continued

7. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 28, 2017, the date which this financial statement was issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement.

SUPPLEMENTAL REPORT

BPM

2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone (925) 296-1040 **Fax** (925) 296-1099 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Newport Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Assertion on Exemption SEA Rule 15c3-3(k), in which (1) Newport Group Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that Newport Group Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

Walnut Creek, California
February 28, 2017

MANAGEMENT'S ASSERTION ON EXEMPTION SEA RULE 15c3-3(k)

February 28, 2017

Newport Group Securities, Inc.
300 International Parkway, Suite 270
Heathrow, FL 32746

I, Stephen J. Fehr, represent the following:

Newport Group Securities, Inc. (the "Company") is exempt from the requirements of SEA Rule 15c3-3(k) under the provisions of paragraph (2)(i) thereunder. The Company has met the requirements of the provisions of paragraph (2)(i), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2016.

Sincerely,

Stephen J. Fehr, Financial and Operations Principal

NEWPORT GROUP SECURITIES, INC.
(SEC ID. No. 8-44508)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT

December 31, 2016

PUBLIC DOCUMENT

Filed as PUBLIC information pursuant to Rule 17a-5e(3)